NB 3/12

SEC Mail Processing Section

MAR 01 2011

Washington, DC 106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50935

*KH 3/11

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.R. Hambrecht + Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Pier One, Bay Three
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan T. Fayman 415-551-8642
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr Pilger Mayer, Inc.
(Name - *if individual, state last, first, middle name*)

600 California Street Suite 1300 (Address) San Francisco (City) California (State) 94108 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

11019461

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/16

OATH OR AFFIRMATION

I, Jonathan T. Fayman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of W.R. Hambrecht + Co., LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Financial and Operations Principal

Title

NENITA MANGILAYA BELL
COMM. #1816778
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Oct. 10, 2012

Notary Public

W.R. HAMBRECHT + CO., LLC

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

W.R. HAMBRECHT + CO., LLC

CONTENTS

BPM
BURR PILGER MAYER
Building your future

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
W.R. Hambrecht + Co., LLC:

We have audited the accompanying consolidated statement of financial condition of W.R. Hambrecht + Co., LLC (the Company) as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 and 4, the consolidated financial statement includes long-term investments in non-marketable securities valued at $4,819,962 as of December 31, 2010, whose fair value have been estimated by management in the absence of readily determinable fair values. Management's estimates are based on factors discussed in Note 3 and 4 to the consolidated financial statement.

Burr Pilger Mayer, Inc.

San Francisco, California
February 28, 2011

BURR PILGER MAYER, INC.
600 CALIFORNIA STREET, SUITE 1300, SAN FRANCISCO, CA 94108 TEL (415) 421-5757 FAX (415) 288-6288

W.R. HAMBRECHT + CO., LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

Cash and cash equivalents	$ 722,415
Receivables from broker-dealers and clearing organizations	463,252
Marketable trading securities at fair value	338,542
Long-term investments	4,819,962
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $2,482,572	181,734
Prepaid expenses and other assets	763,380
Total assets	$ 7,289,285

LIABILITIES AND MEMBER'S EQUITY

Liabilities–Accounts payable and accrued liabilities	$ 729,421
Total liabilities	729,421
Member's equity	1,790,352
Noncontrolling interests in consolidated entities	4,769,512
Total equity	6,559,864
Total liabilities and member's equity	$ 7,289,285

The accompanying notes are an integral part of this consolidated financial statement.

W.R. HAMBRECHT + CO., LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

---

1. Ownership Structure

W.R. Hambrecht + Co., LLC (the Company) is a registered securities broker-dealer that is incorporated in the state of Delaware as a Delaware limited liability company. The Company is organized for the purpose of conducting a general stock brokerage and investment banking business. The Company is headquartered in San Francisco, California. The Company is a wholly-owned subsidiary of Hambrecht Partners Holding, LLC, (the Parent) which is controlled by William R. Hambrecht. The accompanying consolidated financial statement includes several limited liability companies that invest in private companies.

The Company was sold by W.R. Hambrecht + Co., Inc. (WRH, Inc.) in 2009 to the Parent. Concurrent with the sale of the Company to the Parent, WRH, Inc. entered into a Patent License Agreement with the Company which provides the Company with a perpetual, non-exclusive license to the patents and trademarks owned by WRH, Inc. in exchange for royalty payments equal to 20% of the net proceeds received by the Company in connection with auction transactions under the license agreement.

In January 2010, the Company acquired the operations and personnel of MarkeTrade.com (MarkeTrade) from White Pacific Securities, Inc. (White Pacific) for nominal consideration. MarkeTrade is an online discount broker that focuses on the needs of the Asian-American community. Concurrent with the purchase of MarkeTrade, the Company entered into a sub-lease at White Pacific's offices, a revenue-sharing agreement, and a service agreement for White Pacific clients using order execution and clearing services from the Company's third party clearing firm.

2. Liquidity

The Company has a history of operating losses and negative cash flows from operations. The attainment of profitable operations is dependent upon future events, including increasing the Company's customer base, implementing and successfully executing its business and marketing plan, and retaining quality personnel. The Company is also highly dependent upon increased levels of activity in the capital markets; particularly initial public offerings, follow-on offerings, and corporate merger and acquisition transactions. This may translate into the Company's ability to complete such revenue-generating transactions for its customers and/or achieve liquidity for some of its venture investments. Negative developments in any of these areas could have a material adverse effect on the Company's business, operations, financial condition, and net capital.

It is the Company's belief that the market demand for increased transparency in the capital markets will facilitate an increased adoption of the OpenIPO process, thus providing an opportunity to increase revenue generation. During 2010, the Company continued to reduce its headcount and overall expense base. The combination of increased market adoption of auction IPOs and a reduced expense base should help to achieve sustainable profitability. The Company believes that it has ample access to capital resources to successfully operate its business plan in 2011. If necessary, the Company may seek to sell additional debt or equity securities or enter into new credit facilities to meet its cash and/or net capital needs. Additionally, the Company has received a standby financing letter from the major shareholders of our parent, agreeing to stand ready to fund the Company with additional capital contributions, through our parent, for any losses to be incurred in 2011.

Continued

2. **Liquidity**, continued

The ability of the Company to continue as a going concern is dependent upon the success of these actions and the economic recovery of the industry as a whole. There can be no assurance that the Company will be successful in accomplishing its objectives. The accompanying consolidated financial statement does not include any adjustments relating to the recovery and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern or meet its net capital requirements.

3. **Summary of Significant Accounting Policies**

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and short-term investments with original maturities of three months or less. There are no withdrawal restrictions on cash and cash equivalents.

Receivables from Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations primarily relates to funds held with the Company's clearing organizations. The Company clears all of its brokerage transactions through other broker-dealers on a fully disclosed basis. Funds on deposit with clearing organizations are included in this balance, which were $400,000 as of December 31, 2010.

Marketable Trading Securities

Marketable trading securities are reported at prevailing market prices. Realized and unrealized gains and losses on marketable trading securities are included in principal transaction revenues.

Financial Instruments and Fair Value

Substantially all of the Company's financial instruments are recorded at fair value or contract amounts that approximate fair value. Securities owned and securities sold, not yet purchased and warrant positions are stated at fair value, with any related changes in unrealized appreciation or depreciation reflected in net investment loss in the consolidated statements of operations. Financial instruments carried at contract amounts include amounts receivable from and payable to brokers, dealers and clearing brokers, and corporate finance and syndicate receivables.

Continued

3. **Summary of Significant Accounting Policies**, continued

Fair Value Measurement–Definition and Hierarchy

The Company measures the fair value of its financial instruments in accordance with generally accepted accounting principles (GAAP). GAAP defines fair value, establishes a framework that we use to measure fair value and provides for certain disclosures about our fair value measurements included in our financial statement. Fair value is defined by GAAP as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date.

In determining fair value, the Company uses various valuation approaches. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1–Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2–Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3–Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Continued

3. Summary of Significant Accounting Policies, continued

Fair Value Measurement–Definition and Hierarchy, continued

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

For further information on financial assets and liabilities that are measured at fair value on a recurring and nonrecurring basis, and a description of valuation techniques, see Note 4.

Long-Term Investments

The limited liability company (LLC) investments in which the Company is a managing member may allocate carried interest and make carried interest distributions, which represent an additional allocation of net realized and unrealized gains, to managing members if the LLCs' investment performance reaches a threshold as defined in the respective operating agreements. These allocations are recognized in revenue as net investment gains in the consolidated statement of operations. Managing member carried interest allocations to the Company will only be recorded when the likelihood of a liquidity event for a portfolio company is deemed to be probable. The Company has a balance in long-term investments of $44,581, representing carried interest allocations as of December 31, 2010.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using an accelerated depreciation method. The estimated useful lives for the computation of depreciation are:

Software and computer equipment	3 years
Office equipment, excluding computer equipment	5 years
Furniture	7 years

Amortization of leasehold improvements is computed using the straight-line method over the shorter of the lease term or the estimated useful lives of the improvements.

Income Taxes

The Company is a single-member LLC and as such is considered a division of the Parent for federal and most state income tax reporting purposes. Accordingly, the Parent allocates income tax expense (benefit) to the Company as if it were a separate tax-paying entity. Therefore, the income tax consequences related to the Company's operations are reflected in its consolidated financial statement. The Company is only liable for taxes on its proportionate share of income earned by the limited liability companies.

Continued

3. Summary of Significant Accounting Policies, continued

Income Taxes, continued

The Company follows the accounting interpretation issued by the Financial Accounting Standards Board (FASB) on uncertainties in income taxes. This interpretation requires the evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company does not have any uncertain tax positions as of December 31, 2010.

The Company's federal tax returns are generally subject to examination by the IRS for three years after they were filed. For state returns, the years open for examination vary by state.

Recent Accounting Pronouncements

In January 2010, the FASB issued an additional standard on fair value measurements, which aims to improve fair value disclosures by amending the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance also clarifies existing disclosure requirements regarding: i) the level of disaggregation of fair value measurements; and ii) the disclosures regarding inputs and valuation techniques. The guidance became effective for the Company with the reporting period beginning January 1, 2010, except for the disclosure on the roll forward activities for Level 3 fair value measurements, which will become effective for the Company with the reporting period beginning January 1, 2011, with early adoption permitted. Comparative disclosure for earlier reporting periods that ended before initial adoption is encouraged but not required. The Company adopted all provisions of this new guidance in 2010, including early adoption related to the disclosure on the roll forward activities for Level 3 fair value measurements. Other than requiring additional disclosures, the adoption of this new guidance did not have an impact on our consolidated financial statement, see Note 4.

4. Fair Value of Assets and Liabilities

Fair value is defined as the price at which an asset would sell for or an amount paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied.

These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. Assets and liabilities recorded at fair value in the consolidated statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value.

Continued

4. Fair Value of Assets and Liabilities, continued

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits at banking institutions and investments in money market mutual funds with original maturities of 3 months or less. Such instruments are classified within Level 1 or 2 of the fair value hierarchy.

Marketable Trading Securities

Marketable trading securities are comprised primarily of exchange-traded equity securities that are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy.

Long-Term Investments

The Company's investments in private equity consist of various direct and third party private equity investments. The valuation of these investments requires significant management judgment due to the absence of quoted market prices, inherent lack of liquidity and long-term nature of these assets. Initially, the transaction price for direct investments is generally considered by the Company as the exit price and is the Company's best estimate of fair value.

Thereafter, valuation is based on an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, expected cash flows and market-based information, including comparable company transactions, performance multiples and changes in market outlook, among other factors. Investments in third party funds are generally based on the financial statements of the partnerships, which generally use similar methodologies. These nonpublic investments are generally included in Level 3 of the fair value hierarchy because they trade infrequently, and, therefore, the fair value is unobservable.

Domestic equities are comprised primarily of exchange-traded equity securities that are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy. When instruments are traded in secondary markets and quoted market prices do not exist for such securities, the Company employs valuation techniques that rely on other observable inputs such as common stock trading prices. Instruments valued using these inputs are typically classified within Level 2 of the fair value hierarchy. Examples include preferred stock and warrants in public companies, each of which has observable inputs.

Positions in illiquid securities that do not have readily determinable fair values require significant management judgment or estimation. For these securities the Company uses typical performance multiple valuation methodologies or similar techniques. Securities valued using these techniques are classified within Level 3 of the fair value hierarchy. Examples include certain equity securities in private companies.

Continued

4. Fair Value of Assets and Liabilities, continued

Long-Term Investments, continued

Assets measured at fair value on a recurring basis are categorized in the table below based upon the lowest level of significant input to the valuations.

	Assets at Fair Value at December 31, 2010			
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 119,589	$ 602,826	$ -	$ 722,415
Marketable trading securities–equities	338,542	-	-	338,542
Long-term investments:				
Private equity	-	-	4,816,380	4,816,380
Domestic equities	-	3,582	-	3,582
Total long-term investments	-	3,582	4,816,380	4,819,962
Total	$ 458,131	$ 606,408	$ 4,816,380	$ 5,880,919

The cost of the Company's long-term investments at December 31, 2010 was $8,258,687. Included in the $4,819,962 of long-term investments is $4,769,512 in fair value and $7,747,702 as cost representing the non-managing members' interests in limited liability companies. These limited liability companies are consolidated in accordance with FASB guidance for determining whether a decision maker is acting as a principal or an agent in a transaction.

The following table presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis for fiscal 2010. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains or (losses) during the period for assets and liabilities within the Level 3 category presented in the tables below may include changes in fair value during the period that were attributable to both observable and unobservable inputs.

Changes in Level 3 Assets Measured at Fair Value on a Recurring Basis for the Year Ended December 31, 2010

	Private Equity
Beginning balance	$ 2,824,674
Consolidation of noncontrolling interests	748,512
Gains or losses:	
Realized	(604)
Unrealized	44,581
Gains or losses included in net loss attributable to noncontrolling interests:	
Unrealized	1,199,217
Ending balance	$ 4,816,380 *
Unrealized gains for Level 3 assets outstanding at December 31, 2010	$ 1,167,719

*Included in this amount are $4,769,512 of noncontrolling interests in consolidated entities.

Continued

5. Furniture, Equipment, and Leasehold Improvements

Summary of furniture, equipment, and leasehold improvements as of December 31, 2010, is as follows:

Furniture	$ 272,242
Equipment	2,013,128
Leasehold improvements	378,936
Total	2,664,306
Less accumulated depreciation and amortization	(2,482,572)
	$ 181,734

6. Prepaid Expenses and Other Assets

Summary of prepaid expenses and other assets as of December 31, 2010, is as follows:

Security deposits	$ 622,407
Prepaid insurance	53,761
Other receivables	16,728
Other assets	70,484
Total	$ 763,380

7. Commitments and Contingencies

At December 31, 2010, the Company was obligated under long-term, non-cancelable operating leases for office facilities, parking facilities, and equipment, which require the following minimum annual payments:

Year ending December 31:	
2011	$ 1,343,563
2012	1,021,638
2013	290,456
2014	84,000
2015	84,000
Thereafter	84,000
Total	$ 2,907,657

Certain leases contain renewal options and escalation clauses.

The Company is currently involved in various legal and regulatory matters arising from its investment banking and securities activities. Although the outcome of these matters cannot be ascertained at this time, it is the opinion of management, based on discussions with legal counsel, that the resolution of these matters will not in the aggregate have a material adverse affect upon the Company's consolidated financial position or results of operations.

Continued

8. Related Party Transactions

Some employees of the Company have provided financial services for The Hambrecht 1980 Revocable Trust (the Trust) and its affiliates.

The largest customer of the MarkeTrade business is Boom Securities (H.K.) Ltd. (Boom), an entity controlled by William R. Hambrecht for the majority of 2010. Boom Securities was subsequently sold in December 2010. For the year ended December 31, 2010, Boom accounted for approximately 67% of the commission revenue of MarkeTrade operations.

The Company rented an apartment in New York City. The apartment is used by Company employees traveling to New York on business. The signed lease is under the name Mr. William R. Hambrecht.

Royalty fees are paid to WRH, Inc. in connection with auction transactions.

9. Income Taxes

As a single-member LLC wholly owned by Hambrecht Partners Holding, LLC, the Company is allocated income tax expense by the Parent. The Company and the Parent have a history of operating losses, and the Parent has recorded a full valuation allowance against its deferred tax assets. There was no current or deferred income tax allocated to the Company for the year ended December 31, 2010, and no tax related amounts were due to or from the Parent for the year ended December 31, 2010.

10. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) adopted by the Securities and Exchange Commission (SEC) and administered by the Financial Industry Regulatory Authority, Inc. (FINRA), which requires the Company to maintain minimum net capital as defined by the Rule and a ratio of aggregate indebtedness to net capital, as defined, not in excess of 15 to 1. The relationship of aggregate indebtedness to net capital changes from day to day. At December 31, 2010, the Company's net capital was $680,136, its ratio of aggregate indebtedness to net capital was 1.04 to 1, and its net capital was $430,136 in excess of the required minimum net capital.

For purposes of the computation of net capital, the Company is not required to include $4,769,512 of long-term investments and related minority interests related to limited liability companies that are included in the Company's consolidated financial statement, as the Company has not guaranteed, endorsed or assumed the obligations of the limited liability companies. The Company is exempt from the requirements of Rule 15c3-3, as adopted by the SEC.

Continued

11. 401(k) Savings Plan

The Company maintains a 401(k) Savings Plan (the Plan) for substantially all employees. Subject to Internal Revenue Service limitations, participants may contribute up to 60% of their salaries on a pretax basis as defined in the Plan. However, total contributions may not exceed 20% of their salaries. The Company may make discretionary matching contributions and/or profit-sharing contributions to the Plan. No such matching or profit-sharing contributions were made in 2010.

12. Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk

As a securities broker-dealer, the Company's transactions are executed on behalf of its customers. The Company introduces these transactions for clearance on a fully-disclosed basis. The agreement between the Company and its clearing brokers provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company seeks to control the risk associated with non-performance by reviewing information it receives from its clearing brokers on a daily basis and reserving for doubtful accounts when necessary. Therefore, management believes that the potential for the Company to make payments under these customer transactions is remote. Accordingly, no additional liability has been recognized for these transactions. During the normal course of business the Company may sell securities which it has not yet purchased, which represent obligations of the Company to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in a market at prevailing prices. Such transactions result in off-balance-sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recorded in the consolidated statement of financial condition. The Company seeks to control such market risk through the use of internal monitoring guidelines.

During the normal course of business the Company regularly maintains cash balances at FDIC insured financial institutions that exceed the insurance coverage limitations provided by FDIC.

13. Subsequent Events

The Company has evaluated all subsequent events for recognition and disclosure through February 28, 2011, the date which this financial statement was available to be issued. Nothing has occurred outside the normal course of business operations that require disclosure or recognition as of December 31, 2010.

SUPPLEMENTAL REPORT

BPM
BURR PILGER MAYER
Building your future

SUPPLEMENTAL REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Member of
W.R. Hambrecht + Co., LLC:

In planning and performing our audit of the consolidated financial statement of W.R. Hambrecht + Co., LLC (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

BURR PILGER MAYER, INC.
600 CALIFORNIA STREET, SUITE 1300, SAN FRANCISCO, CA 94108 TEL (415) 421-5757 FAX (415) 288-6288

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statement will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the managing member, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burr Pilger Mayer, Inc.

San Francisco, California
February 28, 2011

BPM
BURR PILGER MAYER
Building your future

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Managing Member of
W.R. Hambrecht + Co., LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by W.R. Hambrecht + Co., LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating W.R. Hambrecht + Co., LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). W.R. Hambrecht + Co., LLC's management is responsible for W.R. Hambrecht + Co., LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries per the general ledger and bank statements, with the exception of the payment made on February 28, 2011 on check number 41175 in the amount of $4,754 that was agreed to the check copy as the February 2011 bank statement was not available as of the report date;

2. Compared the total revenue amounts on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including general ledger detail reports, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, general ledger detail reports, supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Burr Pilger Mayer, Inc.

San Francisco, California
February 28, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050935 FINRA DEC
W R HAMBRECHT & CO LLC 11*11
ATTN: COMPLIANCE DEPT
PIER 1 BAY 3
SAN FRANCISCO CA 94111

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2)		$ 6,394
B. Less payment made with SIPC-6 filed (exclude interest) 8/2/10 Date Paid		(1,640)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 4,754
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 4,754	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WR Hambrecht + Co LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 28th day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2010
and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,146,858
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	8,668
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	8,668
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	545,914
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	51,916
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	597,830
2d. SIPC Net Operating Revenues	$ 2,557,696
2e. General Assessment @ .0025	$ 6,394

(to page 1, line 2.A.)

W.R. HAMBRECHT + CO., LLC
(SEC ID. NO. 8-50935)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
as of December 31, 2010, Report of Independent Registered Public Accounting Firm and Supplemental Report on Internal Control

PUBLIC DOCUMENT

* * * * *

Filed pursuant to Rule 17a-5(e)(3) as a Public Document